T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

October 26, 2015

VIA EDGAR AND FEDEX OVERNIGHT

Tom Kluck, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:	Allegiancy, LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed October 26, 2015
File No. 024-10476

Dear Mr. Kluck:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated October 2, 2015 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on September 3, 2015 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Offering Statement (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
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www.kv-legal.com

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
October 26, 2015

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 1, and two copies to show changes against the Offering Statement. All page references in the responses are to pages of the clean copy of Amendment No. 1.

Commission’s Comment 1. We note your disclosure that you anticipate offering the units through members of FINRA though you have not yet engaged any FINRA members. Please advise us whether the company will engage any such members prior to qualification, and if not, when this will occur.

Issuer’s Response: As set forth in Amendment No. 1, we have engaged W.R. Hambrecht + Co., LLC as our underwriter.

Commission’s Comment 2. We note that the number you have provided is a non-working number. Please revise to provide a working number.

Issuer’s Response:
In response to the Staff’s comment, we have revised the phone number in Part I, Item 1 to reflect the Issuer’s correct phone number.

Commission’s Comment 3. Please revise your cover page to clarify the disclosure format you have chosen to use. Please refer to Part II(a)(1) of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, we have revised the cover page of the offering circular to indicate that we have chosen the disclosure format set forth in Part II of Form 1-A.

Commission’s Comment 4. Please add a risk factor to disclose your net losses to date.

Issuer’s Response: In response to the Staff’s comment, please see the additional risk factor regarding the Issuer’s net losses set forth on page no. 7 of Amendment No. 1.

Commission’s Comment 5. We note your disclosure in the Use of Proceeds to Issuer section that you may acquire interests in other asset managers. Please describe in greater detail the types and amounts of interests that you plan to acquire. Also disclose how the company’s acquisition strategy will not cause the company to be an investment company under the Investment Company Act of 1940. Please refer to Part I, Item 2 of Form 1-A.

Issuer’s Response: In response to the Staff’s comment please see the Issuer’s revised disclosure regarding its Use of Proceeds on page no. 21 of Amendment 1. As set forth therein, the Issuer does not intend to acquire any equity interest in a target asset manager that would not be a

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
October 26, 2015

controlling interest of the target asset manager permitting the consolidation of the target’s financial statements with the Issuer and causing the target, or any joint venture with the target, to be a majority-owned subsidiary of the Issuer for purposes of Section 3(a)(2) of the Investment Company Act of 1940 (the “1940”).

The Issuer is not holding itself out to be in the business of investing, reinvesting or trading in securities, and, as a result of acquiring equity interests such that the acquirees become majority owned subsidiaries, the Issuer’s acquisitions will not cause it to have investment in investment securities exceeding forty percent of its total assets. Therefore, we respectfully submit that the Issuer’s acquisition strategy will not cause the Company to be an investment company under the 1940 Act.

Commission’s Comment 6. We note your disclosure regarding fees payable to you. In the MD&A section, please disclose the amounts received pursuant to each fee. See Item 9(a) of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page no. 28 of Amendment No. 1. Please note that although the Issuer may charge different commissions on new leases versus lease renewals, the Issuer’s financial records do not differentiate between leasing commissions received relative to renewals and those received relative to new leases. Therefore, all leasing commissions received in fiscal 2015 have been included in the aggregate.

Commission’s Comment 7. We note your disclosure that you expect the Tristone acquisition to “add $2.0-$2.5 million in revenue and $900,000 in additional net income.” Please provide your basis for this projection. Similarly, please provide a basis for your statement on page 31 that “management anticipates growth of approximately $1 billion in assets under management for fiscal year 2016.”

Issuer’s Response: In response to the Staff’s comment, the Issuer has deleted each of the foregoing statements in Amendment No. 1.

Commission’s Comment 8. We note that your bonus compensation may be contingent on meeting performance hurdles. To the extent you have established such hurdles, please disclose them. Please ensure that you provide all of the disclosure required by Part II, Item 11(d) of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page no. 35 of Amendment No. 1. As stated therein, the Issuer’s Board of Managers has not established any performance hurdles relative to bonus compensation.

Commission’s Comment 9. We note that you acquired a controlling interest in Tristone

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
October 26, 2015

Realty Management, LLC (TriStone) on June 1, 2015. Please address the following as it relates to this transaction:

● Clarify the details of the transaction. In this regard, we note your disclosure on page 1 which indicates that you own a 70% economic interest and 40% voting interest in Allegiancy Houston which is a joint venture with TriStone. This appears to be inconsistent with the disclosure on page F-24 which indicates that you acquired a controlling interest in TriStone. Please advise.

● Explain to us in detail how you accounted for the transaction including whether you consolidate Allegiancy Houston or TriStone and how you recorded the $1.3 million promissory note described on page 1 in your financial statements.

● Clarify your basis for providing the historical financial statements of TriStone and the inclusion of TriStone financial statements in your pro forma financial statements.

● Tell us how you determined the fair value of the Class B shares issued in the acquisition.

Cite the applicable guidance in your response.

Issuer’s Response:

The disclosures on Page 1, which indicate that the Issuer owns a 70% economic interest and a 40% voting interest in Allegiancy Houston, a joint venture with TriStone, are correct. It is the Company’s position it acquired a controlling interest in TriStone and therefore the transaction should be accounted for under the guidance of ASC 805, Business Combinations. “Control”, as it relates to ASC 805, is defined in ASC 810-10-15-8 as follows : “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting interest, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree”. The Issuer determined that its 40% voting interest in the transaction, as a lesser percentage of ownership, does constitute control because of other factors in the operating agreement that give control over the majority of business and operating decisions to the Issuer. These factors include:

1)	The following actions require both the vote of the Board AND Allegiancy:
a.	Merger or consolidation with, or acquisition of, any other business

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
October 26, 2015

b.
Causing or permitting the Company to obtain a loan or incur any indebtedness for borrowed money, other than trade debt in the ordinary course of business of the Company, in excess of Five Thousand Dollars ($5,000).

c.	Pledging, placing in trust, assigning or otherwise, encumbering any existing property, real or personal, now owned or hereafter by the Company,
d.
Causing or permitting the Company to make any loan, ordinary expenditure, capital expenditure, call or other contribution with respect to any security, asset, venture or investment project or item held or engaged in by the Company, or any series of related or similar loans, expenditures, calls or other contributions in an amount in excess of Five Thousand Dollars ($5,000)

e.
Making any investment in any Person or taking any action, giving any consent or casting any vote required under the terms of any stock, membership interest or equity purchase, stockholder, transfer, registration rights, operating, put or other agreement of any nature pertaining to any investment in any Person

f.
Commencing or entering into the resolution of any actual or threatened litigation involving the Company with respect to which the aggregate amount in controversy exceeds Five Thousand Dollars ($5,000) or that is otherwise material or seeking injunctive relief against or on behalf of the Company

g.
Selling or otherwise disposing of, or contracting to sell or otherwise dispose of, any of the Company’s assets in any transaction or series of similar or related transactions out of the ordinary course of business of the Company

h.	Making any distributions of Company cash or other property except as specifically provided in this Agreement
i.
Approval of the compensation payable to any Member, or any amendment, adjustment or other change to the compensation or other terms applicable to any Member, with respect to such Member’s employment with the Company or engagement as independent contractor with the Company

j.	Approving or disapproving any Annual Budget or any modifications to any Approved Annual Budget
k.	Creating or authorizing any new class of series of Shares or equity or selling, issuing, granting or selling any additional Shares or equity of the Company; and
l.	Exercising any rights to purchase the Shares of any Transferring Member pursuant to, or taking any other actions specified in, Article XI of this Agreement

Given the actions listed above, in particular the small dollar threshold of $5,000 stipulated in (b), (d), and (f), that require not only approval of the Board, but also approval of the Issuer, the Issuer has determined that the Issuer has control over all of these decisions, and therefore control over the day to day operations of the combined entity.

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
October 26, 2015

2)
In addition, the Company, as the Lender of the Promissory note issued to Tristone in the transaction, has the authority, at its “sole option and discretion” to “demand payment under this Convertible Note in the form of a transfer to Allegiancy of the 300 additional shares contemplated in the Promissory Note”. This option to call these shares at its sole discretion would increase the Issuer’s voting percentage in Allegiancy Houston from 40% to 70%. Because this can be done anytime at the Issuer’s discretion, the Issuer effectively has voting control over Allegiancy Houston (as well as the 70% economic control as disclosed in the financial statements).

Second bullet:

The transaction was accounted for as a business combination under the guidance of ASC 805, Business Combinations, and as disclosed in Note 2 to the consolidated financial statements. As disclosed on page 7 of the audited financial statements, the financial results of Allegiancy Houston have been consolidated into the financial statements of the Issuer with recognition of non-controlling interest for the 30% interest that is owned by Tristone. The promissory note receivable due from Tristone to the Issuer has not been recorded as an asset in the consolidated financial statements as the asset has no economic value as of the transaction date (and as of December 31, 2015). The conclusion that the promissory note receivable does not have economic value at the transaction date and as of December 31, 2015 was based on the following:

1)
It is at the discretion of the Borrower (former Tristone owners) to satisfy the Promissory Note through either 1) payment of the note in cash or 2) transfer of an additional 300 shares of voting interest in Allegiancy Houston. The transfer of these shares will have no economic impact to the Issuer, as the Issuer is already entitled to 70% of the economic interests of Allegiancy Houston. It is the intent of both Allegiancy and Tristone that the note will be settled by transfer of the additional 300 shares. As this transfer (and settlement of the note) will have no economic impact to the Issuer, there is no value associated with the note and it is therefore not recorded on the consolidated balance sheet.

Third bullet:
Item (b)(7)(iii) of Part F/S of Form 1-A requires that the financial statements required under Item 8-04 of Regulation S-X be furnished for businesses acquired or to be acquired by the Issuer. Further, because the Issuer has filed pursuant to Tier 2 of Regulation A, any financial statements required under Item (b)(7)(iii) would be required to be audited.

Allegiancy Houston, an entity controlled by the Issuer as described in the Issuer’s response to bullet one above, acquired substantially all of the assets of TriStone, including all of TriStone’s

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
October 26, 2015

asset management contracts and personal and intellectual property used in TriStone’s asset management business. Additionally, three employees of TriStone joined Allegiancy Houston to operate and manage the same asset management contracts as TriStone had prior to the acquisition. As a result of the foregoing factors, the Issuer’s management determined that the creation of Allegiancy Houston and its acquisition of the assets of TriStone constituted a “business combination” as such term is used in Item 8-04 of Regulation S-X.

The date of the acquisition was June 1, 2015, so, in accordance with Item 8-04(b) the Issuer compared the financial statements of TriStone as of June 30, 2014 to the Issuer’s financial statements as of June 30, 2014 and determined that two years of financial statements for TriStone would be required pursuant to Item 8-04(c).

Item (b)(7)(iv) of Part F/S then requires that if financial statements are presented under Item (b)(7)(iii), as they have been in the Issuer’s case, then pro forma financial information as required under Item 8-05 of Regulation S-X must also be presented. The acquisition of TriStone occurred on June 1, 2015, prior to the date, June 30, 2015, of the most recent audited balance sheet filed by the Issuer. Therefore, the Issuer has included a pro forma statement of operations reflecting the combined operations of the Issuer and TriStone in accordance with Item 8-05(b)(1) of Regulation S-X.

Fourth bullet:

The Issuer and TriStone agreed to the terms of a $10/share valuation of the Class B Units as consideration in the transaction based on market conditions that existed at the time of the transaction and based on the determined value of the Allegiancy’s Class B Units. The value of the Allegiancy Class B Units of $10 was determined based on several factors. First, in April 2014, Allegiancy completed its Initial Regulation A Offering issuing Class A Units on the open market and the offering price of the units issued at that time was $10/unit. It was also considered that the Issuer’s Class A Units had recently traded for $11/unit prior to the TriStone transaction. Given the preferred distribution, redemption, and conversion rights held by the Class A Units, the Issuer determined that a valuation of $10/Unit of the Class B Units represented fair value as of June 1, 2015, the date of the transaction with TriStone.

Commission’s Comment 10. Please file your subscription agreement in accordance with Part III Item 17(4) of Form 1- A or advise. Additionally, please file your agreement with your independent manager and your equity plan in accordance with Part III Item 17(6) of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, we have filed our 2014 Equity Incentive Plan as an exhibit with Amendment No. 1. We do not have a written agreement with David Moore, our independent manager, and we do not anticipated using a subscription agreement in this offering.

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
October 26, 2015

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James

T. Rhys James

cc:          Stevens M. Sadler (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
Todd H. Eveson, Esq. (via electronic mail)

Enclosures